Exhibit 4.12

Description of the Registrant's Common Stock

Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

Atlas Air Worldwide Holdings, Inc. ("AAWW," the "Company," "us" or "our") has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our Common Stock.

Description of Capital Stock

The following description of AAWW Common Stock is based on and qualified by (i) the Company's Certificate of Incorporation, (ii) the Certificate of Amendment of the AAWW Certificate of Incorporation, and (iii) the Company's Amended and Restated By-Laws (collectively, the "Documents"). The following description is a summary of the material terms included in the Documents. This summary is qualified in its entirety by the specific terms and provisions contained in the Documents, copies of which are incorporated by reference to exhibits to the AAWW Annual Report on Form 10-K for the year ended December 31, 2019 and by the provisions of applicable law.

Common Stock

Authorized Capital Stock. Our authorized capital stock consists of 100,000,000 shares of Common Stock, par value $0.01 per share (the "Common Stock") and 10,000,000 shares of preferred stock, $1.00 par value (the "Preferred Stock").

The AAWW Certificate of Incorporation permits the Company's Board of Directors (the "Board"), without further action by the stockholders, to issue authorized Preferred Stock in one or more series with such designations, preferences, special rights, qualifications and limitations and restrictions as the Board may determine from time to time. There are no shares of Preferred Stock currently outstanding.

The preferences, powers, rights, and restrictions of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, purchase funds, and other matters. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of our Common Stock or adversely affect the rights and powers, including voting rights, of the holders of our Common Stock and may have the effect of delaying, deferring or preventing a change in control of our Company.

Voting Rights. The holders of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and they do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of Common Stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Certain provisions set forth in the Documents may place restrictions in certain circumstances on the voting rights of stockholders who are not “U.S. citizens,” as that term is defined in the Documents and by applicable laws and regulations.

Dividends. Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of our Common Stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds.

Liquidation Rights. Holders of our Common Stock will share pro rata, upon any liquidation of the Company, in all remaining assets available for distribution to stockholders after payment or providing for the Company's liabilities and the liquidation preference of any outstanding series of Preferred Stock.

Preemptive Rights. Holders of our Common Stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to our Common Stock.

Assessment. All outstanding shares of our Common Stock are fully paid and non-assessable.

Exhibit 4.12

Listing: Our Common Stock is listed and traded on the NASDAQ Global Select Market under the trading symbol "AAWW."

Certain Anti-Takeover Provisions of our Certificate of Incorporation and By-Laws and Delaware Law

Some provisions of Delaware law and our Certificate of Incorporation and By-Laws contain provisions that could make the following transactions more difficult: (i) acquisition of us by means of a tender offer; (ii) acquisition of us by means of a proxy contest or otherwise; or (iii) removal of our incumbent officers and directors. These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions also serve to discourage hostile takeover practices and inadequate takeover bids.

Issuance of Preferred Stock. As noted above, the Board, without stockholder approval, has the authority under our certificate of incorporation to issue preferred stock with rights superior to the rights of the holders of Common Stock. As a result, Preferred Stock could be issued quickly and easily, could adversely affect the rights of holders of Common Stock and could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult.

Stockholder Meetings. A majority of the Board, the chairman of the Board or the chief executive officer may call special meetings of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our by-laws contain advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee thereof.

Delaware Anti-Takeover Statute. AAWW is subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a Delaware corporation for three years following the date these persons become interested stockholders, unless the business combination is approved in a prescribed manner. Generally, an “interested stockholder” is an entity or person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board.

The provisions of Delaware law and our Certificate of Incorporation and By-Laws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our Common Stock that often result from actual or rumored hostile takeover attempts. Such provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make accomplishing transactions that stockholders may otherwise deem to be in their best interests more difficult.

Limitations on Liability and Indemnification of Officers and Directors

Our Certificate of Incorporation limits the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law and our By-Laws provide that we will indemnify our directors and officers to the fullest extent permitted by that law.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Computershare Shareowner Services.

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